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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32136

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Saturn Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 Federal Street
(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward A. Lafferty 617-574-3330
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pavento, Ratcliffe, Renzi & Co., LLC
(Name – *if individual, state last, first, middle name*)

391 East Central Street, Unit 8A	Franklin	MA	02038
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Edward A.Lafferty, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Saturn Capital, Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JEFFREY D. HUTCHINS
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
August 6, 2021

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SATURN CAPITAL, INC.

(a wholly-owned subsidiary of Saturn Asset Management, Inc.)

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2015
TOGETHER WITH INDEPENDENT AUDITORS' REPORT

SATURN CAPITAL, INC.

(a wholly-owned subsidiary of Saturn Asset Management, Inc.)

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2015

Table of Contents

PAVENTO, RATCLIFFE, RENZI & CO., LLC

Business Advisors
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Saturn Capital, Inc.

We have audited the accompanying statement of financial condition of Saturn Capital, Inc. (a Massachusetts corporation) as of December 31, 2015, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Saturn Capital's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Saturn Capital, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedule I – Computation of Net Capital Under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Saturn Capital's financial statements. The supplemental information is the responsibility of Saturn Capital's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Pavento, Ratcliffe, Renzi & Co., LLC

Franklin, Massachusetts
February 19, 2016

391 East Central Street, Unit 8A • Franklin, MA 02038
Tel: 508-553-3091 • Fax: 508-553-3091

SATURN CAPITAL, INC.

(a wholly-owned subsidiary of Saturn Asset Management, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	71,799
Short-term investments		65,000
Prepaid expenses		11,143
TOTAL CURRENT ASSETS		147,942
TOTAL ASSETS	**$**	**147,942**

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable	$	656
State income taxes payable		2,656
TOTAL LIABILITIES		3,312
STOCKHOLDER'S EQUITY		
Common stock, $1.00 par value:		
Authorized - 300,000 shares		
Issued and outstanding - 11,950 shares		11,950
Capital in excess of par value		305,291
Accumulated deficit		(172,611)
TOTAL STOCKHOLDER'S EQUITY		144,630
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$**	**147,942**

The accompanying notes are an integral part of these financial statements.

SATURN CAPITAL, INC.

(a wholly-owned subsidiary of Saturn Asset Management, Inc.)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015

REVENUES:	
Commissions	$ 149,890
Interest income	188
Total revenues	150,078
OPERATING EXPENSES:	
Management fees	97,150
Filing fees	13,630
Legal and accounting fees	10,885
Rent expense	5,061
Computer expense	3,940
Other expenses	93
Total operating expenses	130,759
Net income from operations and before state income taxes	19,319
Provision for state income taxes	1,500
NET INCOME	**$ 17,819**

The accompanying notes are an integral part of these financial statements.

SATURN CAPITAL, INC.

(a wholly-owned subsidiary of Saturn Asset Management, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

	Common Stock	Capital in Excess of Par Value	Accumulated Deficit	Total
Beginning Balance, January 1, 2015	$ 11,950	$ 305,291	$ (190,430)	$ 126,811
Net Income	-	-	17,819	17,819
Ending Balance, December 31, 2015	**$ 11,950**	**$ 305,291**	**$ (172,611)**	**$ 144,630**

The accompanying notes are an integral part of these financial statements.

SATURN CAPITAL, INC.

(a wholly-owned subsidiary of Saturn Asset Management, Inc.)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 17,819
Adjustments to reconcile net loss to net cash used for operating activities	
(Increase) decrease in assets:	
Accounts receivable (Note 5)	36,342
Prepaid expenses	3,420
Increase (decrease) in liabilities:	
Accounts payable	(170)
State income taxes payable	1,500
NET CASH PROVIDED FROM OPERATING ACTIVITIES	58,911
NET INCREASE IN CASH AND CASH EQUIVALENTS	58,911
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	12,888
CASH AND CASH EQUIVALENTS AT END OF YEAR	**$ 71,799**

The accompanying notes are an integral part of these financial statements.

SATURN CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2015

(1) ORGANIZATION AND DESCRIPTION OF BUSINESS

Saturn Capital, Inc. (the Company) was incorporated in the Commonwealth of Massachusetts on May 2, 1984. Its primary business activities are the sale of direct participation programs, private placement offerings and acting as a selling group participant for initial public offerings throughout the United States of America. On January 1, 1999 the Company became a wholly-owned subsidiary of Saturn Asset Management, Inc. (SAMI). On June 7, 2000 Saturn Asset Management, Inc. became a wholly-owned subsidiary of Saturn Asset Management Trust (SAMT).

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Investments that have a maturity date greater than three months but less than one year are considered short-term investments.

(b) Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of temporary cash investments. The Company has placed its temporary cash investments with a highly rated financial institution. On occasion, the balances in those accounts may exceed the FDIC insured limit. For the year ended December 31, 2015, the Company's deposits with this institution did not exceed the FDIC insured limit of $250,000 per bank.

(c) Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that may affect the reported amounts of assets, liabilities, revenues, and expenses. Actual results could differ from those estimates.

(d) Commissions

The Company earns commissions for private placement services. Commissions are recorded upon the closing of a round of financing.

(e) Accounts Receivable

The Company uses the reserve for bad debt method of valuing doubtful accounts receivable which is based on historical experience, coupled with a review of the current status of existing receivables. Management provides for probable uncollectible amounts through a charge to earnings and a credit to allowance for doubtful accounts based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the allowance for doubtful accounts and a credit to trade receivables. Changes in the allowance for doubtful accounts have not been material to the financial statements.

SATURN CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2015

(Continued)

(3) INCOME TAXES

The Company is a member of a consolidated group for federal and state income tax purposes. The Company has elected under a provision of the Internal Revenue Code not to be taxed as a corporation. In accordance with this election as an "S" corporation, the taxable income or loss of the Company is reported in the federal income tax return of its shareholder.

The Company files income taxes as part of a consolidated group. Its share of state income taxes for 2015 was estimated to be $1,500. The Company income tax returns are subject to examination by the appropriate tax jurisdictions. As of December 31, 2015, the Company's federal and state income tax returns generally remain open for the last three years.

(4) NET CAPITAL REQUIREMENTS

The Company is subject to Rule 15c3-1 under the Securities and Exchange Act of 1934 (the Exchange Act) that requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $133,487 that was $83,487 in excess of its required net capital of $50,000. The Company's aggregate indebtedness to net capital ratio was .02481 to 1.

As the Company does not carry customer accounts and any customer transactions are cleared through another broker-dealer on a fully disclosed basis, the Company is exempt from the provision of Rule 15c3-3 of the Exchange Act. In the opinion of management, the Company complied with the exemptive provisions of Rule 15c3-3 for the year ended December 31, 2015.

(5) RELATED PARTY TRANSACTIONS

The Company acts as a broker dealer for Saturn Management, LLC (SMLLC), an affiliated Company. The Company is assessed a management fee by SMLLC for allocation of professional time, office space and other general and administrative expenses. For the year ended December 31, 2015, Saturn Capital, Inc. incurred a management fee of $97,150.

For the year ended December 31, 2015, $15,190 of the Company's commissions were earned from the private placement of securities of SPLP IV Opportunity Warrant 2 LP. The trustee and primary shareholder of SAMT, the parent of SAMI, is also a member of the general partner of SPLP IV Opportunity Warrant 2 LP and an investor and a member of the board of directors of its underlying investment Xpress Natural Gas, LLC.

SATURN CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2015

(Continued)

(6) SUBSEQUENT EVENTS

The Company evaluated subsequent events through February 25, 2016, which is the date the financial statements were available to be issued and has determined that there were no subsequent events requiring recognition or disclosure in the financial statements.

SATURN CAPITAL, INC.

SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2015

SATURN CAPITAL, INC.

(a wholly-owned subsidiary of Saturn Asset Management, Inc.)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEAR ENDED DECEMBER 31, 2015

NET CAPITAL		
Total stockholder's equity	$	144,630
Deductions and/ or charges:		
Non-allowable assets:		
Prepaid expenses		(11,143)
Net capital	**$**	**133,487**
AGGREGATE INDEBTEDNESS		
Items included in statements of financial condition:		
Accounts payable	$	656
State income taxes payable		2,656
Total aggregate indebtedness	$	3,312
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	50,000
Excess net capital	**$**	**83,487**
Ratio: Aggregate indebtedness to net capital		.02481 - 1
RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part II of Form X-17A-5 as of December 31, 2015)		
Net capital, as reported in the company's Part IIa (unaudited) FOCUS report	$	134,982
Net audit adjustments		(1,495)
Net capital per above	**$**	**133,487**

PAVENTO, RATCLIFFE, RENZI & CO., LLC

Business Advisors
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Saturn Capital, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Saturn Capital, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Saturn Capital, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2) (the "exemption provisions") and (2) Saturn Capital, Inc. stated that Saturn Capital, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Saturn Capital's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Saturn Capital's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Pavento, Ratcliffe, Renzi & Co., LLC

Franklin, Massachusetts
February 19, 2016

391 East Central Street, Unit 8A • Franklin, MA 02038
Tel: 508-553-3091 • Fax: 508-553-3091

Saturn Capital, Inc. Exemption Report

Saturn Capital, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

> For the year ended December 31, 2015, the Company met all or the exemptive provisions of 17 C.F.R. §240.15c3-3(k)(2) without exception.
>
> "17 C.F.R. §240.15c3-3(k)(2) the provisions of this section shall not be applicable to a broker or dealer:
>
> i. Who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe any money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of Saturn Capital, Inc.; or
>
> ii. Who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds or securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§240.17a-3 and 240.17a-4, as are customarily made and kept by a clearing broker or dealer."

I, Edward A. Lafferty, affirm that to the best of my knowledge and belief, this Exemption Report is true and correct.

By: *Edward A. Lafferty* Date: 02/03/2016

Edward A. Lafferty
CFO/Financial Principal
Saturn Capital, Inc.